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February 24, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Landa App LLC Amendment No. 3 to Offering Statement on Form 1-A Filed January 31, 2023 File No. 024-11953

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Landa App LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 17, 2023 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A/A filed with the Commission on January 23, 2023 (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing Amendment No. 4 to the Offering Statement on Form 1-A/A (the “Amended Offering Statement’’), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s comment has been reproduced in bold italics herein with responses immediately following the comment. Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Offering Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Offering Statement.

In addition, the Company will be removing the following new, unqualified series from the offering: Landa Series 94 Hamptons, Landa Series 304 Cedar Street and Landa Series 840 Park Villa Way.

Amendment No. 3 to Offering Statement on Form 1-A filed January 31, 2023

Incorporation of Certain Information by Reference, page ii

1. We note your response to our comment 2 which states that exhibits 11.3 and 11.4 are included in the Form 1-A POS filed on July 15, 2021 and exhibit 11.5 is included in the Form 1-A POS filed on October 7, 2021. Please address the following:

●	Please include updated auditor consents in your current Form 1-A that refer to the current Offering Circular.

●	Please have your auditor revise these consents to remove the reference to the “Prospectus.”

●	Further, within these exhibits, your auditors consent to the reference to their audit firm under the heading “Experts;” however, the reports related to these financial statements are not referred to within the Expert section of your Offering Circular. Please revise your filing or have your auditors revise their consents accordingly.

Response to Comment No. 1

In response to the Staff’s Comment No. 1 and Comment No. 5, the Amended Offering Statement includes updated auditor consents with respect to all of the consents previously included or incorporated by reference in Exhibits 11.1 through 11.5. Each of the consents refers to the current Offering Circular and removes reference to the “Prospectus”, where applicable. The Company has also updated the “Experts” section of the Amended Offering Statement to include the audited financial statements included in, or incorporated by reference into, the Amended Offering Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Refinance Notes, page 28

2. We note your disclosure stating that each New Series intends to refinance the applicable Acquisition Note with a Refinance Note. We also note your disclosure stating that the Manager has not yet entered into a commitment for such loan and therefore the terms of the Refinance Note are subject to further negotiation. To the extent such terms are known prior to qualification, please confirm that you will disclose the terms in your offering circular prior to qualification.

Response to Comment No. 2

The Company confirms that to the extent the terms of the Refinance Notes are known prior to qualification, such terms will be disclosed in the offering circular prior to qualification. Furthermore, when such terms are known following qualification, the Company will include such information in reports and/or supplements required to be filed pursuant to Regulation A.

Plan of Distribution, page 32

3. We note your disclosure stating that the Manager may offer incentives to potential and/or existing investors in the form of “free” Shares. Please quantify, for us and in your filing, the amount and value of “free” Shares that have been issued as of the date of the offering circular by Series and in total.

Response to Comment No. 3

As noted in the response to Comment No. 6 below, the Manager has discontinued the “free” Share programs. In response to the Staff’s comment, the Company has revised the Amended Offering Statement under “Plan of Distribution” to disclose that 20,453 “free” Shares with an aggregate value of $104,889 have been issued by the Company in connection with “free” Share incentive programs prior to the programs being discontinued. The Company advises that the breakdown on a Series by Series basis is as follows:

Series Name	Number of shares	Value

LANDA APP LLC - 10167 Port Royal Court Jonesboro GA LLC	32	89.92
LANDA APP LLC - 1246 Elgin Way Riverdale GA LLC	122	467.077
LANDA APP LLC - 1703 Summerwoods Lane Griffin GA LLC	245	876.414
LANDA APP LLC - 1712 Summerwoods Lane Griffin GA LLC	790	3646.798
LANDA APP LLC - 1743 Summerwoods Lane Griffin GA LLC	415	1484.538
LANDA APP LLC - 1750 Summerwoods Lane Griffin GA LLC	1240	4435.728
LANDA APP LLC - 1910 Grove Way Hampton GA LLC	19	41.9178
LANDA APP LLC - 4267 High Park Lane East Point GA LLC	326	1552.575
LANDA APP LLC - 4474 Highwood Park Drive East Point GA LLC	829	3556.2442
LANDA APP LLC - 593 Country Lane Drive Jonesboro GA LLC	32	78.6944
LANDA APP LLC - 6436 Stone Terrace Morrow GA LLC	7	10.8353
LANDA APP LLC - 6440 Woodstone Terrace Morrow GA LLC	16	29.1904
LANDA APP LLC - 6848 Sandy Creek Drive Riverdale GA LLC	23	50.2941
LANDA APP LLC - 687 Utoy Court Jonesboro GA LLC	132	434.5704
LANDA APP LLC - 729 Winter Lane Jonesboro GA LLC	116	362.1636
LANDA APP LLC - 7349 Exeter Court Riverdale GA LLC	201	786.6738
LANDA APP LLC - 8569 Creekwood Way Jonesboro GA LLC	256	869.1456
LANDA APP LLC - 8641 Ashley Way Douglasville GA LLC	1048	5234.76
LANDA APP LLC - 8645 Embrey Drive Jonesboro GA LLC	141	481.4445
LANDA APP LLC - 8651 Ashley Way Douglasville GA LLC	217	909.2517
LANDA APP LLC - 8652 Ashley Way Douglasville GA LLC	1383	8205.2007
LANDA APP LLC - 8653 Ashley Way Douglasville GA LLC	354	1873.8282
LANDA APP LLC - 8654 Ashley Way Douglasville GA LLC	516	2399.4
LANDA APP LLC - 8655 Ashley Way Douglasville GA LLC	350	2136.82
LANDA APP LLC - 8659 Ashley Way Douglasville GA LLC	304	1923.256
LANDA APP LLC - 8662 Ashley Way Douglasville GA LLC	1767	9912.3399
LANDA APP LLC - 8668 Ashley Way Douglasville GA LLC	2312	13460.9242
LANDA APP LLC - 8670 Ashley Way Douglasville GA LLC	1579	10203.49
LANDA APP LLC - 8674 Ashley Way Douglasville GA LLC	305	1437.6785
LANDA APP LLC - 8675 Ashley Way Douglasville GA LLC	1633	7405.655
LANDA APP LLC - 8677 Ashley Way Douglasville GA LLC	271	1156.2757
LANDA APP LLC - 8678 Ashley Way Douglasville GA LLC	1682	10765.8086
LANDA APP LLC - 8679 Ashley Way Douglasville GA LLC	376	1733.9992
LANDA APP LLC - 8683 Ashley Way Douglasville GA LLC	711	3397.7268
LANDA APP LLC - 8780 Churchill Place Jonesboro GA LLC	94	357.7358
LANDA APP LLC - 8796 Parliament Place Jonesboro GA LLC	130	404.157
LANDA APP LLC - 9439 Lakeview Road Union City GA LLC	479	2716.3611

Totals	20,453	104,889

Overview to Unaudited Pro Forma Condensed Combined Financial Statements, page F-2

4. We note your revision to your offering circular that the market rate of interest for the Refinance Notes is expected to be in the range of 7% to 10% per annum. Please further revise the footnote disclosure to your pro forma financial information to quantify the range of impact of this potential interest rate increase on interest expense and net income (loss) for each Series and in total. Refer to Article 11 of Regulation S-X.

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised footnote C in its pro forma financial information as follows (new language reflected by underlining):

Reflects adjustments related to the Acquisition Notes payable that were obtained to fund the property acquisitions and the related interest expense for the period presented. The Acquisition Notes are expected to be refinanced at the closing of the offering with a Refinance Note at a market rate of interest that is expected to be in the range of 7% to 10% per annum, that will be secured by the property and mature between one (1) and five (5) years after the refinancing. The Refinance Notes are anticipated to have principal amounts that (i) are less than the Acquisition Notes, which will be paid off by a combination of the proceeds from the Refinance Note and the offering proceeds of each applicable series, and (ii) represent a loan to value ratio of approximately 65%. As a result, for every $1,000 of Acquisition Note debt reflected in the pro forma balance sheets, the interest expense for each Series would either decrease by up to $3 per $1,000 (assuming the interest rate of the Refinance Note is at the low end of the range) or increase by no more than $6 per $1,000 (assuming the interest rate on the Refinance Note is at the high end of the range). Net income would increase with a decrease in interest expense, and net income would decrease with an increase in interest expense, both on an individual Series basis and total combined pro forma.

Exhibits

5. We note the auditor consent filed as Exhibit 11.1. Please address the following:

●	Please have your auditor revise this consent to remove the reference to the “Prospectus.”

●	Further, within this exhibit, your auditor consents to the reference to their audit firm under the heading “Experts;” however, the report related to these financial statements is not referred to within the Expert section of your Offering Circular. Please revise your filing or have your auditors revise their consent accordingly.

Response to Comment No. 5

Please see response to Comment No. 1.

General

[Note – to facilitate the responses, we have divided Comment No. 6 into separate parts]

6. We note the statement on page 32 referencing the free stock program and stating that “[d]etails regarding any such incentive program will be posted on the Landa Mobile App.”.

Responses to Comment No. 6

General Response

As disclosed in the Amended Offering Statement, the Manager has discontinued all “free” Share incentive programs.

●	Please provide additional information regarding the amount of offers of “free” shares that have occurred to date.

Response

Please see the response to Comment No. 3 with respect to the number of “free” Shares issued by the Company.

●	In addition, please confirm, if true, that you are using Regulation A for such offers and sales and that the issuances count toward the annual maximum under Rule 251(a).

Response

We respectfully bring to the Staff’s attention that the prior Offering Statement already confirmed under “Plan of Distribution” that the “free” Shares were issued in this offering under Regulation A and are part of the maximum amount that may be offered in any 12-month period:

“Any Shares issued in connection with such incentive programs will be issued pursuant to this offering and will be subject to the maximum offering amount permitted under Regulation A.”

The language above, found in the prior Offering Statement, has been modified in the Amended Offering Statement to reflect the past tense, as noted in the response below.

●	Please revise the cover page and plan of distribution sections to clearly disclose in greater detail the specific programs the Manager will use to offer such securities. We also note the disclosure that the Manager plans to offer various other promotions and incentives to investors. Please clarify how the specific promotions and incentive programs will be communicated to investors.

Response

As noted above, the Manager has discontinued all “free” Share incentive programs. Given that the program has been discontinued (and will not be offered again unless the Staff’s concerns noted in its comments have been addressed), we respectfully submit that including additional details about the prior programs is not necessary and will only be confusing to investors given that the programs are not available. Notwithstanding the foregoing, the Company determined to leave in the previously disclosed details, as modified to reflect the past tense. We respectfully submit that this disclosure already addresses some of the specific Staff comments; for example, how the programs would have been communicated to investors (i.e. on the Landa Mobile App).

●	Additionally, we note the statement that the Manager “may be deemed” to be acting as a statutory underwriter. Please clearly disclose that the Manager is acting as an underwriter in connection with distributions of such shares or provide a detailed legal analysis explaining why you believe it is not an underwriter.

Response

As noted in our prior response letter, the Company believes there is a reasonable position that the Manager is not acting as an underwriter in connection with the incentive programs. However, in an effort to move past this point the Amended Offering Statement has been revised to affirmatively state that the Manager was an underwriter with respect to the prior incentive programs.

7. Please also clarify (and explain how) the Company and especially the Manager (Landa Holdings Inc.) intend to structure and operate the “free stock” incentive program so as not to violate the trading restrictions under Rules 101 and 102 of Regulation M by making impermissible bid, purchases, and/or attempts to induce any other person to bid or purchase of the “covered security” (which may be the same security as the “free stock”) outside of the Reg M “Distribution” during the relevant restricted period. Please be advised that we may have additional comments once we have received your written responses and reviewed any additional information that is provided.

Response to Comment No. 7

As noted above, the Manager has terminated its “free” Share incentive program. The Company believes that Regulation M was not implicated in the program because, among other things, the “free” Shares program was part of the distribution of the Shares in each Series offering; there is no market for the Series securities until after the “distribution” of such Series has been completed (i.e. all the Shares of that Series have been sold); the share price attributable to the “free” Shares is fixed (with no opportunity for any artificial impact on the price of such Shares); the Shares being issued in the program are issued directly by the Company to the recipient; the Manager, which controls the Company, offered the “free” Shares as principal in the distribution pursuant to the exemption in Rule 101(b)(9); and to the extent that the Manager is deemed to have purchased the Shares from the Company, that transaction is exempted under Rule 101(b)(8).

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc: Via E-mail

Yishai Cohen, Chief Executive Officer

Charles Tomlinson, Head of Accounting

Landa Holdings, Inc.

Farnell Morisset, Esq.

Patrick Wilson, Esq.

Goodwin Procter LLP